UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69032

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Third Seven Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, Suite 8500

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly Neely   978-270-5055

                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP

(Name – if individual, state last, first, middle name)

555 Fifth Avenue, Suite 901	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Richard Hillson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third Seven Capital, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHARLENE B. METZ
Notary Public, State of New York
No. 01ME4840643
Qualified in Queens County
Commission Expires Jan. 31, 20 22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIRD SEVEN CAPITAL, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

THIRD SEVEN CAPITAL, LLC

CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Third Seven Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Third Seven Capital, LLC (the "Company"), as of December 31, 2018, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes, and schedule of computation of net capital under SEC Rule 15c3-1 (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Raines & Fischer LLP

New York, New York
February 28, 2019

THIRD SEVEN CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	207,587
Accounts receivable		13,345
Prepaid expenses and other current assets		11,049
Loan - related party		201,338
TOTAL ASSETS	$	433,319

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	164,376
Deferred Revenue		2,400
TOTAL LIABILITIES	$	166,776

COMMITMENTS

Member's Equity		266,543
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	433,319

The accompanying notes are an integral part of these financial statements.

THIRD SEVEN CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Private Placement Income	$	4,686,904
Commission Income		362,281
Subscriptions		87,997
Banking Introduction		10,500
Variable Products		163
Total Revenues		5,147,845

EXPENSES

Commission to Registered Representatives	3,245,600
Compensation to other producers	1,341,465
Compensation	280,520
Professional fees	150,805
Occupancy	147,000
Regulatory fees and expenses	42,745
Travel, meals, and entertainment	33,665
Office expenses	24,640
Insurance	16,026
Advertising	4,179
Bank fees	3,265
Payroll expenses	3,475
Communications and information	3,229
Other expenses	300
Total Expenses	5,296,914

Net Loss	$	(149,069)

The accompanying notes are an integral part of these financial statements.

THIRD SEVEN CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Member's Equity - December 31, 2017	$ 80,612
Net loss	(149,069)
Member's contributions	335,000
Distributions to member	-
Member's Equity - December 31, 2018	$ 266,543

The accompanying notes are an integral part of these financial statements.

- 4 -

THIRD SEVEN CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance at December 31, 2017	$ -
Increases	-
Decreases	-
Balance at December 31, 2018	$ -

The accompanying notes are an integral part of these financial statements.

THIRD SEVEN CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (149,069)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in Assets and Liabilities:	
Increase in accounts receivable	(10,172)
Decrease in prepaid expenses and other current assets	9,773
Increase in deferred revenue	2,400
Increase in accounts payable and accrued expenses	127,063
NET CASH USED IN OPERATING ACTIVITIES	(20,005)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loan - related party	(166,904)
Contributions from member	335,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	168,096
NET INCREASE IN CASH	148,091
CASH AND CASH EQUIVALENTS DECEMBER 31, 2017	59,496
CASH AND CASH EQUIVALENTS DECEMBER 31, 2018	$ 207,587

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1)   Organization and Operation

Third Seven Capital, LLC (the "Company") is a broker-dealer in securities registered with   the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a Delaware limited liability company. On June 19, 2017 the Company submitted a CMA to FINRA and the transaction was approved September 17, 2017.

(2)   Summary of Significant Accounting Policies

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

(3)   Revenue Recognition

The Company records its advisory fees as they are earned based on the serivces provided or in the case of success fees, upon succesful completion of the service or consummaton of the related transaction.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

(4) **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of approximately $40,811 and net capital requirements of $11,118. The Company's ratio of aggregate indebtedness to net capital was 4.08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(5) **Possession or Control Requirements**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

(6) **Significant Customers**

One customer accounted for 86% of the revenues for the year ended December 31, 2018.

(7) **Income Taxes**

The Company changed its tax status from a partnership to a single member LLC during the year. Inasmuch as the Company now has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The earnings of the Company are included in the income tax returns filed by the single member, or members prior to the tax status change.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, Income Taxes (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. Income tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2015, 2016, and 2017 Federal, New York State, and New York City income tax returns of the single member or partnership are currently open for examination.

(8)   Related Party Transactions

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the Company certain facilities and provide for performance of certain services. Nothing was paid pursuant to this agreement for 2018.

During 2018, the Company has provided funding to a related party. This loan will be repaid as cash flow permits, and the balance owed from the related party as of December 31, 2018, was $201,338.

(9)   Rent

The Company subleased its corporate office facility under a sublease agreement dated August 18, 2017. The lease stated a term of 12 months commencing on September 1, 2017 and expired in 2018. The Company is currently renting on a month to month basis.

Rent expense totaled $147,000 during the reporting period.

(10)   Cash

The Company maintains the bulk of its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in these accounts. At December 31, 2018, the Company does not have any uninsured cash balances.

(11)   Contingencies

The Company has been named in the following lawsuit filed in Florida State Court: Wang Jue, et al. v. Joseph Walsh, et al., Circuit Court of the Fifteenth Judicial District In and For Palm Beach County, Florida, Case No.: 50-2018-CA-014081. The action alleges claims for injunctive relief, conversion, fraud, securities violations and conspiracy related to EB-5 investments. A former registered representative of the Company, named as a co-defendant, was associated with an additional co-defendant as an outside business activity, unrelated to the Company. The Company denies any liability and intends to contest the litigation vigorously. The outcome of any litigation is inherently uncertain and any determination regarding a possible material adverse effect this case may have on the Company's financial position, liquidity or results of operations is premature.

(12)   Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2018

THIRD SEVEN CAPITAL, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2018

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 266,543
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		266,543
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable	$ 13,345	
Prepaid expenses and other current assets	212,387	225,732
Net capital before haircuts on securities positions		40,811
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital		$ 40,811

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable, accrued liabilites, expenses and other	$ 166,776
Total aggregate indebtedness	$ 166,776

The preceding notes are an integral part of this supplemental information.

THIRD SEVEN CAPITAL, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2018

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	40,811
Net capital per audited report	$	40,811

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	11,118
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	11,118
Net capital in excess of required minimum	$	29,693
Excess net capital at 1000%		
Ratio: Aggregate indebtedness to net capital		408.65%

The preceding notes are an integral part of this supplemental information.

- 11 -

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Third Seven Capital LLC:

We have reviewed management's statements, included in the accompanying Third Seven Capital LLC Assertions Report, in which (1) Third Seven Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Third Seven Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Third Seven Capital LLC stated that Third Seven Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Third Seven Capital LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Third Seven Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 28, 2019

- 12 -

Third Seven Capital LLC
Exemption Report
For the year ended December 31, 2018

Third Seven Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

a) The Company carries no margin accounts.
b) The Company does not hold funds or securities for, or owe money or securities to customers

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Third Seven Capital LLC

I, R. L [signature], swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: RICHARD HILLSON

Title: CEO

February 28, 2019



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Sole Member of
 Third Seven Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Third Seven Capital, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Third Seven Capital, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 28, 2019

THIRD SEVEN CAPITAL, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS -
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues

Income from fees	$	5,147,845
Total revenues (FOCUS Line 12/Part IIA Line 9)		5,147,845

Deductions

Total deductions		

SIPC net operating revenues $ 5,147,845

SIPC general assessment at .0015	$	7,722
Interest on Late Payments		28
Less: Payments		(2,547)

Assessment balance due $ 5,203